UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On September 17, 2025, Arbe Robotics Ltd. (“Arbe” or the “Company”) held its 2025 annual general meeting. The proxy statement for this annual general meeting, which describes the proposals voted upon at the meeting, was furnished as an exhibit to the Company’s Form 6-K which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2025 (the “proxy statement”). Reference is made to the proxy statement for detailed information as to the matters and proposals voted on and approved at the 2025 annual general meeting.

At the 2025 annual general meeting the Company’s shareholders elected each of Dr. Noam Arkind and Mr. Chris Van Dan Elzen as Class I directors of the Company, approved an increase of the Company’s registered (authorized) share capital by an additional NIS 7,560 which consists of 35,000,000 ordinary shares of the Company (thereby increasing the number of the Company’s authorized ordinary shares to 200,000,000 and amending the Company’s Articles of Incorporation, as amended, to reflect such change), and approved those proposals and all of the other proposals described in the proxy statement, in each case by the applicable required majority.

On September 18, 2025, the Company issued a press release announcing Mr. Chris Van Dan Elzen’s election to the board of directors of the Company. A copy of this press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Form 6-K (other than the contents of the press release furnished as Exhibit 99.1) is incorporated by reference in any registration statement on Form F-3 or S-8 of the Company that incorporates by reference material filed by the Company with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This press release furnished with this Report on Form 6-K contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the ability or outcomes relating to marketing by Arbe and its Tier-1 suppliers of its chipset technology; the effect of tariffs and trade policies, including policies which may affect the market for electric vehicles, of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated September 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: September 18, 2025	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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